UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Spring Creek Healthcare Systems, Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

84951L106

 (CUSIP Number)

February 16, 2011

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   84951L106

1.   Name of Reporting Persons
       I.R.S. Identification Nos. of above persons (entities only)
   LeadDog Capital, LP  22-3967904

2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization
   Delaware

5. Sole Voting Power
    781,650 (a)

NUMBER OF
SHARES
BENEFICIALLY	6. Shared Voting Power -0-
OWNED BY
EACH
REPORTING	7. Sole Dispositive Power 781,650
PERSON
WITH:	8. Shared Dispositive Power -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
   781,650  (a)

 10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [_]

 11.  Percent of Class Represented by Amount in Row (9)
        2.2%

12.  Type of Reporting Person (See Instructions)
         PN

(a) LeadDog Capital, LP (“LeadDog LP”) is the owner of 781,650 shares of common stock and Warrants to purchase approximately 6,621,249 shares of Spring Creek Healthcare Systems, Inc. formerly known as Spring Creek Capital Corp. (“Issuer”).  Pursuant to the terms of the Warrants owned by LeadDog LP, LeadDog Capital Markets, LLC (“LeadDog LLC”) and LeadDog Capital Partners, Inc. (“LeadDog Inc.”), there is a contractual restriction that prohibits LeadDog LP, LeadDog LLC and LeadDog, Inc. from purchasing shares or exercising the Warrants to the extent such purchases or exercises would result in LeadDog LP, LeadDog LLC and LeadDog Inc. and their affiliates beneficially owning (as determined in accordance with Section 13(d) of the Securities and Exchange Act of 1934 (“Exchange Act”) and the rules promulgated thereunder) in excess of 9.99% of the then issued and outstanding shares of common stock, of the Issuer. Although LeadDog LLC has sole voting and dispositive control of the common stock upon purchase, Chris Messalas and Joseph B. LaRocco as managing members of LeadDog Capital Markets, LLC (LeadDog LP’s general partner) and the sole officers and directors of  LeadDog Inc. may be deemed to have the right to direct the voting and dispositive control over such common stock.  LeadDog LP, LeadDog LLC and LeadDog Inc. are considered affiliates of each other so the combined beneficial ownership of LeadDog LP, LeadDog LLC and LeadDog Inc, cannot exceed 9.99% of the then issued and outstanding shares of common stock of the Issuer, including the shares issuable upon an exercise of the Warrants in whole or in part.

CUSIP No.   84951L106

 1.   Name of Reporting Persons
       I.R.S. Identification Nos. of above persons (entities only)
       LeadDog Capital Markets, LLC  80-0325704

2.   Check the Appropriate Box If a Member of a Group (See Instructions)
      (a)  [_]
      (b)  [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization
        New York

5. Sole Voting Power
     -0- (a)

NUMBER OF
SHARES
BENEFICIALLY	6. Shared Voting Power -0-
OWNED BY
EACH
REPORTING	7. Sole Dispositive Power -0-
PERSON
WITH:	8. Shared Dispositive Power -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
      -0-

10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)                                                 [_]

11.  Percent of Class Represented by Amount in Row (9)
       0%

12.  Type of Reporting Person (See Instructions)
        00

a)  LeadDog Capital Markets, LLC (“LeadDog LLC”) is the owner of Warrants to purchase approximately 1,162,500 shares of common stock of Spring Creek Healthcare Systems, Inc. formerly known as Spring Creek Capital Corp. (“Issuer”). Pursuant to the terms of the Warrants owned by LeadDog LP, LeadDog LLC and LeadDog Capital Partners, Inc. (“LeadDog Inc.”), there is a contractual restriction that prohibits LeadDog LP, LeadDog LLC and LeadDog Inc. from purchasing shares or exercising the Warrants to the extent such purchases or exercises would result in LeadDog LP, LeadDog LLC and LeadDog Inc. and their affiliates beneficially owning (as determined in accordance with Section 13(d) of the Securities and Exchange Act of 1934 (“Exchange Act”) and the rules promulgated thereunder) in excess of 9.99% of the then issued and outstanding shares of common stock, of the Issuer. Although LeadDog LLC has sole voting and dispositive control of the common stock upon purchase, Chris Messalas and Joseph B. LaRocco as managing members of LeadDog Capital Markets, LLC (LeadDog LP’s general partner) and the sole officers and directors of  LeadDog Inc. may be deemed to have the right to direct the voting and dispositive control over such common stock. LeadDog LP, LeadDog LLC and LeadDog Inc. are considered affiliates of each other so the combined beneficial ownership of LeadDog LP, LeadDog LLC and LeadDog Inc, cannot exceed 9.99% of the then issued and outstanding shares of common stock of the Issuer, including the shares issuable upon an exercise of the Warrants in whole or in part.

CUSIP No.   84951L106

1.   Name of Reporting Persons    LeadDog Capital Partners, Inc.
     I.R.S. Identification Nos. of above persons (entities only)    22-3967902

2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [x]

3.   SEC Use Only

4.   Citizenship or Place of Organization  Delaware

5. Sole Voting Power   731,140 (a)

NUMBER OF
SHARES
BENEFICIALLY	6. Shared Voting Power -0-
OWNED BY
EACH
REPORTING	7. Sole Dispositive Power 731,140 (a)
PERSON
WITH:	8. Shared Dispositive Power -0-

9.    Aggregate Amount Beneficially Owned by Each Reporting Person    731,140 (a)

10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                 [_]

11.  Percent of Class Represented by Amount in Row (9)    2.1%

12.  Type of Reporting Person (See Instructions)    CO

(a)  LeadDog Capital Partners, Inc. (“LeadDog Inc.”) is the owner of 731,140 shares of the common stock and Warrants to purchase approximately 1,178,751 shares of the common stock of Spring Creek Healthcare Services, Inc. formerly known as Spring Creek Capital Corp. (“Issuer”). Pursuant to the terms of the Warrants owned by LeadDog LP, LeadDog LLC and LeadDog Inc. there is a contractual restriction that prohibits LeadDog LP, LeadDog LLC and LeadDog Inc. from purchasing shares or exercising the Warrants to the extent such purchases or exercises would result in LeadDog LP, LeadDog LLC and LeadDog Inc. and their affiliates beneficially owning (as determined in accordance with Section 13(d) of the Securities and Exchange Act of 1934 (“Exchange Act”) and the rules promulgated thereunder) in excess of 9.99% of the then issued and outstanding shares of common stock, of the Issuer. Although LeadDog LLC has sole voting and dispositive control of the common stock upon purchase, Chris Messalas and Joseph B. LaRocco as managing members of LeadDog Capital Markets, LLC (LeadDog LP’s general partner) and the sole officers and directors of  LeadDog Inc. may be deemed to have the right to direct the voting and dispositive control over such common stock. LeadDog LP, LeadDog LLC and LeadDog Inc. are considered affiliates of each other so the combined beneficial ownership of LeadDog LP, LeadDog LLC and LeadDog Inc, cannot exceed 9.99% of the then issued and outstanding shares of common stock of the Issuer, including the shares issuable upon an exercise of the Warrants in whole or in part.

CUSIP No.   84951L106

ITEM 1.

     (a)  Name of Issuer:                                 Spring Creek Healthcare Systems, Inc.

     (b)  Address of Issuer's Principal Executive Offices:     120 Wall Street, 24th Floor
 New York, NY  10005
ITEM 2.

     (a)  Name of Person Filing:

LeadDog Capital, LP
LeadDog Capital Markets, LLC
LeadDog Capital Partners, Inc.
Chris Messalas and Joseph B. LaRocco as managing members of LeadDog Capital Markets, LLC (LeadDog Capital, LP’s general partner) have the right to direct the voting and dispositive control over such common stock and Warrants owned by LeadDog Capital, LP and LeadDog Capital Markets, LLC.  Chris Messalas and Joseph B. LaRocco are also the sole officers and directors of LeadDog Capital Partners, Inc. and have the right to direct the voting and dispositive control over such common stock owned by LeadDog Capital Partners, Inc.

     (b)  Address of Principal Business Office, or if None, Residence:

(c)	Citizenship: LeadDog Capital, LP (Delaware)
LeadDog Capital Markets, LLC (New York)
LeadDog Capital Partners, Inc.

     (d)  Title of Class of Securities:  Common Stock

     (e)  CUSIP Number:   84951L106

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR  240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:Not Applicable

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		LeadDog LP	LeadDog LLC	LeadDog Inc.

(a)	Beneficial Ownership	781,650	-0-	731,140
(b)	Percentage of Class	2.2%	-0-	2.1%
(c)	Sole Voting Power	781,650	-0-	731,140
	Shared Voting Power	-0-	-0-	-0-
	Sole Dispositive Power	781,650	-0-	731,140
	Shared Dispositive Power	-0-	-0-	-0-

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

 Not Applicable

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable

ITEM 10.  CERTIFICATIONS.

     (a)  The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

"By signing below I certify that, to the best of my knowledge and the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

     (b)  The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          "By signing below I certify that, to the best of my knowledge and held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

JOINT FILING AGREEMENT

     JOINT FILING AGREEMENT made as of this 16th day of February, 2011 by and among LeadDog Capital, LP ("LeadDog LP"), LeadDog Capital Partners, Inc. (LeadDog Inc.”) and LeadDog Capital Markets, LLC (“LeadDog LLC”).

     WHEREAS, LeadDog LP, LeadDog Inc. and LeadDog LLC collectively beneficially own more than five
(5%) percent of the issued and outstanding common stock, $.001 par value of
Spring Creek Healthcare Systems, Inc. ("Spring Creek Common Stock"), a Nevada corporation; and

     WHEREAS, pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder, the parties hereto are required to file a Schedule 13G with the Securities and Exchange Commission ("SEC").

     NOW, THEREFORE, the parties agree as follows:

          1. LeadDog LP, LeadDog Inc. and LeadDog LLC hereby agree to jointly file this Schedule 13G with the SEC regarding the beneficial ownership of Spring Creek Common Stock and to file any and all amendments and supplements thereto.

          2. This Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

 IN WITNESS WHEREOF, the parties have signed this Agreement the day and year first above written.

Dated:     February 16, 2011

LeadDog Capital, LP by its General Partner
LeadDog Capital Markets, LLC

/s/ Chris Messalas
Name: Chris Messalas
Title: Managing Member

LeadDog Capital Partners, Inc.

/s/ Chris Messalas
Name: Chris Messalas
Title: Managing Member

LeadDog Capital Markets, LLC

By: /s/ Chris Messalas
Name: Chris Messalas
Title: Managing Member

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:     February 16, 2011

LeadDog Capital, LP by its General Partner LeadDog Capital Markets, LLC

/s/ Chris Messalas
Name: Chris Messalas
Title: Managing Member

LeadDog Capital Partners, Inc.

/s/ Chris Messalas
Name: Chris Messalas
Title: Managing Member

LeadDog Capital Markets, LLC

By: /s/ Chris Messalas
Name: Chris Messalas
Title: Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)